UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 8 TO
SCHEDULE 14D-1

Tender Offer Statement
Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

WYMAN-GORDON COMPANY
(Name of Subject Company)

WGC ACQUISITION CORP.

PRECISION CASTPARTS CORP.
(Bidders)

Common Stock, $1.00 par value
(Title of Class of Securities)

983085 10 1
(CUSIP Number of Common Stock)

William D. Larsson
Vice President and Chief Financial Officer
Precision Castparts Corp.
4650 SW Macadam Avenue, Suite 440
Portland, Oregon 97201
(503) 417-4800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Bidder)

Copy to:

Ruth A. Beyer
Stoel Rives LLP
900 SW Fifth Avenue, Suite 2600
Portland, Oregon 97204-1268
(503) 294-9332

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This Amendment No. 8 to Schedule 14D-1 further amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on May 21, 1999 by WGC Acquisition Corp., a Massachusetts corporation (the " Purchaser"), and Precision Castparts Corp., an Oregon corporation and the sole shareholder of the Purchaser ("PCC"), relating to the offer by the Purchaser to purchase all outstanding shares of common stock, $1.00 par value per share (collectively,

Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Schedule 14D-1.

Item 10.     Additional Information.

The information set forth in Item 10(b), (c) and (f) is hereby amended by adding thereto the following:

On October 26, 1999, PCC and the Company announced that they have executed an Agreement Containing Consent Orders with the staff of the FTC. The Agreement Containing Consent Orders will be submitted to the FTC for its approval with the recommendation of the FTC staff. There can be no assurances that the FTC will approve the Agreement Containing Consent Orders or as to the timing of any such approval. The FTC staff previously indicated to PCC that it would recommend to the FTC that the Offer be permitted

The Company's subsidiary, Wyman-Gordon Investment Castings, Inc., has reached an agreement with a buyer pursuant to which the buyer will acquire the Company's large cast parts operations located in Groton, Connecticut. The terms of this divestiture have been approved by the FTC staff. The divestiture is subject to the approval of the FTC, the consummation of the proposed acquisition of the Company by PCC and other customary closing conditions. FTC approval of the Agreement Containing Consent Orders would

Item 11.     Material to be Filed as Exhibits.

(a)(16)     Press Release dated October 26, 1999.

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Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 27, 1999

WGC ACQUISITION CORP.

By	WILLIAM D. LARSSON
Name:	William D. Larsson
Title:	Vice President

PRECISION CASTPARTS CORP.

By	WILLIAM D. LARSSON
Name:	William D.Larsson
Title:	Vice President and Chief Financial Officer

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INDEX TO EXHIBITS

EXHIBIT NUMBER	EXHIBIT
(a)(1)*	Offer to Purchase, dated May 21, 1999.
(a)(2)*	Letter of Transmittal.
(a)(3)*	IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(4)*	Form of Summary Advertisement, dated May 21, 1999.
(a)(5)*	Form of Notice of Guaranteed Delivery.
(a)(6)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(7)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(8)*	Press Release, dated May 17, 1999.
(a)(9)*	Press Release, dated June 17, 1999.
(a)(10)*	Press Release, dated July 13, 1999.
(a)(11)*	Press Release, dated July 30, 1999.
(a)(12)*	Press Release, dated August 9, 1999.
(a)(13)*	Press Release, dated August 20, 1999.
(a)(14)*	Press Release, dated September 8, 1999.
(a)(15)*	Press Release, dated October 1, 1999.
(a)(16)	Press Release, dated October 26, 1999.
(b)*	Commitment Letter dated as of May 14, 1999 among PCC, Bank of America National Trust and Savings Association and Banc of America Securities LLC (formerly known as Nationsbanc Montgomery Securities LLC).
(c)(1)*	Agreement and Plan of Merger, dated May 17, 1999, among the Purchaser, PCC and the Company.
(c)(2)*	Confidentiality and Standstill Agreement, dated March 26, 1999, between PCC and the Company.
(d)	Not applicable.
(e)	Not applicable.
(f)	The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.

_____________

*     Previously filed